PaidWorkout Cor.



ANNUAL REPORT

2301 Collins Ave Suite 318

Miami Beach , FL 33139

0

https://paidworkout.com/

This Annual Report is dated May 2, 2022.

BUSINESS

Paid Workout is a corporation organized under the state of Florida (formerly PaidWorkout LLC) and is a fitness motivation app available on IOS and Android. Founder, Michael Bluestein and Nicole Pekerman saw an opportunity in the $4.4B Global Fitness Market and more specifically in the $839M North American share of fitness and weightloss apps to develop a new motivational fitness app that focuses on wellness gaming. The app hosts fitness and activity challenges ranging from 30 minutes to 7 days. Users register for challenges, pay an entrance fee and top 3 individuals on the leaderboard win cold hard cash. Paid Workout has a variety of challenges where users can choose their own activity. In addition, Paid Workout has PWCoaches that lead classes and challenges for cash payouts. Paid workout is specifically designed to optimize and change behavior of users to improve physical activity over time and keep users encouraged with intrinsic and extrinsic motivation factors. The Paid Workout platform helps trainers and coaches expand and monetize their networks. Additionally, Paid Workout has access to rich fitness data for all individuals on the platform where we can analyze to the minute health data for each user. Paid Workout has filed provisional patent application for cheating detection and converting health data into active scores via proprietary algorithm.

Previous Offerings

Name: Common Stock

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 6,000,000

Use of proceeds: founder shares

Date: May 15, 2020

Offering exemption relied upon: Founder shares

Name: Class A Common Stock (subject to vesting)

Type of security sold: Equity

Final amount sold: $0.00

Number of Securities Sold: 4,000,000

Use of proceeds: Incentive shares to assist with growing the business

Date: July 19, 2021

Offering exemption relied upon: founder shares

Name: Class B Common Stock (non-voting)

Type of security sold: Equity

Final amount sold: $165,118.20

Number of Securities Sold: 286,955

Use of proceeds: General working capital

Date: December 31, 2021

Offering exemption relied upon: Reg CF

REGULATORY INFORMATION

The company has not previously failed to comply with the requirements of Regulation Crowdfunding;

MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION

AND RESULTS OF OPERATION

Operating Results – 2021 Compared to 2020

How long can the business operate without revenue:

As at December 31, 2021, the Company has cash of less than $99,660, a working capital deficiency of approximately $795,595 and an accumulated deficit of approximately $795,594. The Company was in its development stage in its inception year and incurred a net loss of approximately $830,281. The Company expects to continue incurring losses in the foreseeable future and will need to raise additional capital to fund its operations, meet its obligations in the ordinary course of business and execute its longer-term business plan.

Foreseeable major expenses based on projections:

The majority of expenses are salaries relating to software development, marketing and advertising expenses and management salaries. While we will be spending on our team to improve our application and breadth of offerings, we will also be spending a significant amount of our funds on customer acquisition and user retention.

Future operational challenges:

We look to expand our footprint in other regions for which we will have to adapt to their legal frameworks for games of skill.

Future challenges related to capital resources:

We require enough capital to grow the business with a specific focus on feature development, partnerships, customer acquisition and retention. All of these activities are capital intensive and our growth will depend on having financial resources available to us.

Future milestones and events:

We are presently working on two large partnerships with a national boutique gym and another with a well known marathon - both of these events will increase our user count greatly and enhance our revenue. With the financing we are aiming to acquire more downloaded users and more converted free-to-pay users; this may require additional financings in the future. We are also currently rolling out our coaches and trainers program which provide a platform for trainers to bring their users online virtually and allow them to compete in the trainer's program for a cash prize while the trainer can monitor their user's physical activity in near real-time.

Liquidity and Capital Resources

At December 31, 2021, the Company had cash of $99,660.00. [*The Company intends to raise additional funds through an equity financing.*]

Debt

Creditor: CC Corporate Counsel Professional Corporation

Amount Owed: $744,954.00

Interest Rate: 1.0%

Maturity Date: December 31, 2023

Creditor: CC Corporate Counsel Professional Corporation

Amount Owed: $116,750.00

Interest Rate: 1.0%

Maturity Date: December 31, 2021

DIRECTORS, EXECUTIVE OFFICERS AND SIGNIFICANT EMPLOYEES

Our directors and executive officers as of the date hereof, are as follows:

Name: Nicole Pekerman

Nicole Pekerman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder & Chief Executive Officer

Dates of Service: May 15, 2020 - Present

Responsibilities: Nicole is responsible for the strategic direction and execution of Paid Workout's business plan. $0 salary will be paid.

Position: Director

Dates of Service: May 15, 2020 - Present

Responsibilities: Oversee the operations of management of the company

Other business experience in the past three years:

Employer: Restaurant Brands International

Title: Vice President Marketing Tim Hortons Global

Dates of Service: October 01, 2019 - January 01, 2021

Responsibilities: • Responsible for marketing & creative across all mediums including in store POP creative and evolution to digital signage and new communication hierarchy • Manage a team of 8 people at varying levels including directors, SBMs and BMs • Consultant on Tims Thailand Launch • Built 21 campaigns to date including the iconic Holiday Campaign, Roll Up the Rim, and the most successful product launch campaign in the last 5 years, Dream Donuts, driving significant incrementality and re-invigoration of baked goods category • Developed updated visual identity system for Tims, evolving in-store and OOH look/feel • Created and validated value framework for advertising all future value offerings • Launched team processes to optimize innovation and marketing collaboration • Optimized calendar to reduce brand risk YTG • Developed and shared communication with franchisees to sell in communication and innovation. Marketing Lead for all Franchise communications and presentations • Let all Covid marketing and communication including COVID safety campaign and first responders campaign that improved brand sentiment by 37% and increased brand trust by 54% • Launched Tims first ever female oriented hockey campaign and negotiated with Matel to launch 2 female hockey barbies that focused on diversity and inclusion from Tims

Other business experience in the past three years:

Employer: Weston Foods

Title: Head of Marketing, Brand Build, Digital/Social/PR, Licensing/Sponsorships & Marketing Services

Dates of Service: December 01, 2017 - October 01, 2019

Responsibilities: • Responsible for all marketing and creative communication across $2.2B organization including relaunch of Weston Foods • Manage a team of 15 and up to 35 team members total • Built 4 Centers of Excellence including 1) Strategy/Brand Equity Building 2) Social/Digital/PR 3) Internal graphic design agency, 4) Licensing/Partnerships • Brought in licensing deals that will unlock $200M of growth over 3 years • Developed corporate brand strategy across 50+ TMs. • Built brand identity model for all activating brands including ACE, Wonder, D'Italiano and Country Harvest • Developed winning marketing programs including D'Italiano Tenor Takeover, Dave's Killer Bread Club Fed, Country Harvest #Allbreadwinners; category driving #teambread; Wonder Power of Softness, ACE Break for Great Bread and more! • Developed growth strategies across branded & unbranded categories including cakes, pies, donuts • Optimized spend to maximize efficiencies and drive 70%/30% working/non-working split • Developed online retailer strategy including Amazon and Loblaw Click & Collect • Developed strategic partnerships including those with Starbucks, Toronto Blue Jays, MLSE (Raptors/Leafs), Avocados from Mexico, McDonalds, TIFF/E-Talk and Mabel's Labels • Developed winning marketing programs including D'Italiano Tenor Takeover, Dave's Killer Bread Club Fed, Country Harvest #Allbreadwinners; category driving #teambread; Wonder Power of Softness, ACE Break for Great Bread and more!

Name: Michael Bluestein

Michael Bluestein's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer & Co-Founder

Dates of Service: May 15, 2020 - Present

Responsibilities: Responsible for overseeing the development of the applications and system as well as internal controls and legal - $0 salary will be paid.

Position: Director

Dates of Service: May 15, 2020 - Present

Responsibilities: Overseeing the management of the Company

Other business experience in the past three years:

Employer: CC Corporate Counsel Professional Corporation

Title: Founding Partner

Dates of Service: September 01, 2015 - Present

Responsibilities: Managing the law firm practice and its operations

Other business experience in the past three years:

Employer: Canadian Securities Exchange

Title: Director

Dates of Service: October 01, 2020 - Present

Responsibilities: Chair of the regulatory oversight committee

PRINCIPAL SECURITY HOLDERS

Set forth below is information regarding the beneficial ownership of our Common Stock, our only outstanding class of capital stock, as of December 31, 2021, by (i) each person whom we know owned, beneficially, more than 10% of the outstanding shares of our Common Stock, and (ii) all of the current officers and directors as a group. We believe that, except as noted below, each named beneficial owner has sole voting and investment power with respect to the shares listed. Unless otherwise indicated herein, beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission and includes voting or investment power with respect to shares beneficially owned.

Name: Nicole Pekerman

Nicole Pekerman's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Founder & Chief Executive Officer

Dates of Service: May 15, 2020 - Present

Responsibilities: Nicole is responsible for the strategic direction and execution of Paid Workout's business plan. $0 salary will be paid.

Position: Director

Dates of Service: May 15, 2020 - Present

Responsibilities: Oversee the operations of management of the company

Other business experience in the past three years:

Employer: Restaurant Brands International

Title: Vice President Marketing Tim Hortons Global

Dates of Service: October 01, 2019 - January 01, 2021

Responsibilities: • Responsible for marketing & creative across all mediums including in store POP creative and evolution to digital signage and new communication hierarchy • Manage a team of 8 people at varying levels including directors, SBMs and BMs • Consultant on Tims Thailand Launch • Built 21 campaigns to date including the iconic Holiday Campaign, Roll Up the Rim, and the most successful product launch campaign in the last 5 years, Dream Donuts, driving significant incrementality and re-invigoration of baked goods category • Developed updated visual identity system for Tims, evolving in-store and OOH look/feel • Created and validated value framework for advertising all future value offerings • Launched team processes to optimize innovation and marketing collaboration • Optimized calendar to reduce brand risk YTG • Developed and shared communication with franchisees to sell in communication and innovation. Marketing Lead for all Franchise communications and presentations • Let all Covid marketing and communication including COVID safety campaign and first responders campaign that improved brand sentiment by 37% and increased brand trust by 54% • Launched Tims first ever female oriented hockey campaign and negotiated with Matel to launch 2 female hockey barbies that focused on diversity and inclusion from Tims

Other business experience in the past three years:

Employer: Weston Foods

Title: Head of Marketing, Brand Build, Digital/Social/PR, Licensing/Sponsorships & Marketing Services

Dates of Service: December 01, 2017 - October 01, 2019

Responsibilities: • Responsible for all marketing and creative communication across $2.2B organization including relaunch of Weston Foods • Manage a team of 15 and up to 35 team members total • Built 4 Centers of Excellence including 1) Strategy/Brand Equity Building 2) Social/Digital/PR 3) Internal graphic design agency, 4) Licensing/Partnerships • Brought in licensing deals that will unlock $200M of growth over 3 years • Developed corporate brand strategy across 50+ TMs. • Built brand identity model for all activating brands including ACE, Wonder, D'Italiano and Country Harvest • Developed winning marketing programs including D'Italiano Tenor Takeover, Dave's Killer Bread Club Fed, Country Harvest #Allbreadwinners; category driving #teambread; Wonder Power of Softness, ACE Break for Great Bread and more! • Developed growth strategies across branded & unbranded categories including cakes, pies, donuts • Optimized spend to maximize efficiencies and drive 70%/30% working/non-working split • Developed online retailer strategy including Amazon and Loblaw Click & Collect • Developed strategic partnerships including those with Starbucks, Toronto Blue Jays, MLSE (Raptors/Leafs), Avocados from Mexico, McDonalds, TIFF/E-Talk and Mabel's Labels • Developed winning marketing programs including D'Italiano Tenor Takeover, Dave's Killer Bread Club Fed, Country Harvest #Allbreadwinners; category driving #teambread; Wonder Power of Softness, ACE Break for Great Bread and more!

Name: Michael Bluestein

Michael Bluestein's current primary role is with the Issuer.

Positions and offices currently held with the issuer:

Position: Chief Operating Officer & Co-Founder

Dates of Service: May 15, 2020 - Present

Responsibilities: Responsible for overseeing the development of the applications and system as well as internal controls and legal - $0 salary will be paid.

Position: Director

Dates of Service: May 15, 2020 - Present

Responsibilities: Overseeing the management of the Company

Other business experience in the past three years:

Employer: CC Corporate Counsel Professional Corporation

Title: Founding Partner

Dates of Service: September 01, 2015 - Present

Responsibilities: Managing the law firm practice and its operations

Other business experience in the past three years:

Employer: Canadian Securities Exchange

Title: Director

Dates of Service: October 01, 2020 - Present

Responsibilities: Chair of the regulatory oversight committee

RELATED PARTY TRANSACTIONS

Name of Entity: CC Corporate Counsel Professional Corporation

Names of 20% owners: Michael Bluestein - 100%

Relationship to Company: 100% owned by Michael Bluestein

Nature / amount of interest in the transaction: Provided shareholder loans to finance the operations of the Company through an affiliated entity CC Corporate Counsel PC

Material Terms: The loan is based on a promissory note with interest of 1% due on December 31, 2023. The note is a grid note where additional monthly advances are added to it until the financing closes. The first note is due December 31, 2021 for approximately $116,000 USD.

Name of Entity: CC Corporate Counsel Professional Corporation

Names of 20% owners: Michael Bluestein owns 100%

Relationship to Company: Michael Bluestein owns 100%

Nature / amount of interest in the transaction: Up to $750,000 USD

Material Terms: Subsequent to year-end, the Company entered into an unsecured line of credit agreement with a related party, such that the Company could borrow up to $750,000. The line of credit bears interest at the rate of 1% per annum and has a maturity date of December 31, 2023. In 2021 through the date of issuance of these financial statements, the Company received advances and loan proceeds from a Member of the Company and related party had drawn approximately $744,954.00 under the line of credit. in the amount of approximately $744,954.00.

OUR SECURITIES

Class B Common Stock

The amount of security authorized is 50,000,000 with a total of 0 outstanding.

Voting Rights

There are no voting rights associated with Class B Common Stock.

Material Rights

This class as the same rights as the common stock except for voting. They are equal with the Class A Common Stock on dividends, distributions, liquidation, etc. The Class B Common Stock have equality of exchange on a merger and they benefit from equal capital reorganizations as those that may be done to the Class A Common stock. (See exhibit F for details)

The holders of Class B Common Stock shall have no voting rights except as required by the Florida Business Corporation Act. Where shares of Class B Common Stock are entitled to vote, each holder of Class B Common Stock shall have one vote in respect of each share of Class B Common Stock held of record solely on the matters as to which such shares are entitled to vote and subject to the rights and limitations specified by the Florida Business Corporation Act.

Class A Common Stock

The amount of security authorized is 50,000,000 with a total of 7,708,333 outstanding.

Voting Rights

1 vote per 1 share. Voting on all matters as permitted under the act.

Material Rights

Please see material rights of Class B Common Stock for a description of Class A Common Stock Material rights. Additionally Class A Common Stock holders have the below Right of First Refusal.

Right of First Refusal

In the event that the Board determines that it is in the best interests of the Company to raise additional capital, the Board may sell additional Shares (the "Additional Shares"). However, the decision to sell Additional Shares, the number of Additional Shares to be sold, and the price and terms of the sale of the Additional Shares, shall require the prior written consent of Shareholders holding a majority of the Shares outstanding. Assuming the prior written consent of such Shareholders is obtained, such sale of Additional Shares shall be conducted on the following terms:

(i) The Company will offer each of the holders of the outstanding Shares the right to acquire such holder's pro rata portion of the Additional Shares (on the basis of their ownership of Shares) on the price and terms approved by the Board with the prior written consent of such Shareholders. In the event that any of the holders do not subscribe to purchase their pro rata portion of the Additional Shares, the remaining Additional Shares will be offered to those holders who did subscribe to purchase their pro rata portion.

(ii) In the event that all of the Additional Shares are not acquired by the existing holders of the Shares, then the Company may sell the remaining Additional Shares to one or more third party investors approved by the Board of Directors.

(iii) Each purchaser of the Additional Shares must agree to be bound by the terms and conditions of this Agreement as a condition to the purchase of such Additional Shares. The holder of the Additional Shares will have the same rights and duties under this Agreement as each other holder of Shares.

(Section 4.3(b) of Shareholders Agreement)

What it means to be a minority holder

As a minority holder you will have limited ability, if at all, to influence our policies or any other corporate matter, including the election of directors, changes to our company's governance documents, additional issuances of securities, company repurchases of securities, a sale of the company or of assets of the company or transactions with related parties.

Dilution

Investors should understand the potential for dilution. The investor's stake in a company could be diluted due to the company issuing additional shares. In other words, when the company issues more shares, the percentage of the company that you own will decrease, even though the value of the company may increase. You will own a smaller piece of a larger company. This increase in number of shares outstanding could result from a stock offering (such as an initial public offering, another crowdfunding round, a venture capital round or angel investment), employees exercising stock options, or by conversion of certain instruments (e.g. convertible notes, preferred shares or warrants) into stock.

If we decide to issue more shares, an investor could experience value dilution, with each share being worth less than before, and control dilution, with the total percentage an investor owns being less than before. There may also be earnings dilution, with a reduction in the amount earned per share (though this typically occurs only if we offer dividends, and most early stage companies are unlikely to offer dividends, preferring to invest any earnings into the company).

The type of dilution that hurts early-stage investors most occurs when the company sells more shares in a "down round," meaning at a lower valuation than in earlier offerings.

If you are making an investment expecting to own a certain percentage of the company or expecting each share to hold a certain amount of value, it's important to realize how the value of those shares can decrease by actions taken by the company. Dilution can make drastic changes to the value of each share, ownership percentage, voting control, and earnings per share.

RISK FACTORS

Uncertain Risk

An investment in the Company (also referred to as "we", "us", "our", or "Company") involves a high degree of risk and should only be considered by those who can afford the loss of their entire investment. Furthermore, the purchase of any of the Class B Common Stock should only be undertaken by persons whose financial resources are sufficient to enable them to indefinitely retain an illiquid investment. Each investor in the Company should consider all of the information provided to such potential investor regarding the Company as well as the following risk factors, in addition to the other information listed in the Company's Form C. The following risk factors are not intended, and shall not be deemed to be, a complete description of the commercial and other risks inherent in the investment in the Company.

Our business projections are only projections

There can be no assurance that the Company will meet our projections. There can be no assurance that the Company will be able to find sufficient demand for our product, that people think it's a better option than a competing product, or that we will able to provide the service at a level that allows the Company to make a profit and still attract business.

Any valuation at this stage is difficult to assess

The valuation for the offering was established by the Company. Unlike listed companies that are valued publicly through market-driven stock prices, the valuation of private companies, especially startups, is difficult to assess and you may risk overpaying for your investment.

The transferability of the Securities you are buying is limited

Any Class B Common Stock purchased through this crowdfunding campaign is subject to SEC limitations of transfer. This means that the stock/note that you purchase cannot be resold for a period of one year. The exception to this rule is if you are transferring the stock back to the Company, to an "accredited investor," as part of an offering registered with the Commission, to a member of your family, trust created for the benefit of your family, or in connection with your death or divorce.

Your investment could be illiquid for a long time

You should be prepared to hold this investment for several years or longer. For the 12 months following your investment there will be restrictions on how you can resell the securities you receive. More importantly, there is no established market for these securities and there may never be one. As a result, if you decide to sell these securities in the future, you may not be able to find a buyer. The Company may be acquired by an existing player in the fitness industry. However, that may never happen or it may happen at a price that results in you losing money on this investment.

If the Company cannot raise sufficient funds it will not succeed

The Company, is offering Class B Common Stock in the amount of up to $1,070,000 in this offering, and may close on any investments that are made. Even if the maximum amount is raised, the Company is likely to need additional funds in the future in order to grow, and if it cannot raise those funds for whatever reason, including reasons relating to the Company itself or the broader economy, it may not survive. If the Company manages to raise only the minimum amount of funds, sought, it will have to find other sources of funding for some of the plans outlined in "Use of Proceeds."

We may not have enough capital as needed and may be required to raise more capital.

We anticipate needing access to credit in order to support our working capital requirements as we grow. Although interest rates are low, it is still a difficult environment for obtaining credit on favorable terms. If we cannot obtain credit when we need it, we could be forced to raise additional equity capital, modify our growth plans, or take some other action. Issuing more equity may require bringing on additional investors. Securing these additional investors could require pricing our equity below its current price. If so, your investment could lose value as a result of this additional dilution. In addition, even if the equity is not priced lower, your ownership percentage would be decreased with the addition of more investors. If we are unable to find additional investors willing to provide capital, then it is possible that we will choose to cease our sales activity. In that case, the only asset remaining to generate a return on your investment could be our intellectual property. Even if we are not forced to cease our sales activity, the unavailability of credit could result in the Company performing below expectations, which could adversely impact the value of your investment.

Terms of subsequent financings may adversely impact your investment

We will likely need to engage in common equity, debt, or preferred stock financings in the future, which may reduce the value of your investment in the Class B Common Stock. Interest on debt securities could increase costs and negatively impact operating results. Preferred stock could be issued in series from time to time with such designation, rights, preferences, and limitations as needed to raise capital. The terms of preferred stock could be more advantageous to those investors than to the holders of Class B Common Stock. In addition, if we need to raise more equity capital from the sale of Class B Common Stock, institutional or other investors may negotiate terms that are likely to be more favorable than the terms of your investment, and possibly a lower purchase price per share.

Management Discretion as to Use of Proceeds

Our success will be substantially dependent upon the discretion and judgment of our management team with respect to the application and allocation of the proceeds of this Offering. The use of proceeds described below is an estimate based on our current business plan. We, however, may find it necessary or advisable to re-allocate portions of the net proceeds reserved for one category to another, and we will have broad discretion in doing so.

Projections: Forward Looking Information

Any projections or forward looking statements regarding our anticipated financial or operational performance are hypothetical and are based on management's best estimate of the probable results of our operations and will not have been reviewed by our independent accountants. These projections will be based on assumptions which management believes are reasonable. Some assumptions invariably will not materialize due to unanticipated events and circumstances beyond management's control. Therefore, actual results of operations will vary from such projections, and such variances may be material. Any projected results cannot be guaranteed.

We are reliant on one main type of service

All of our current services are variants on one type of service, providing a platform for fitness challenges. Our revenues are therefore dependent upon the market for online fitness challenges.

Minority Holder; Securities with No Voting Rights

The Class B Common Stock that an investor is buying has no voting rights attached to them. This means that you will have no rights in dictating on how the Company will be run. You are trusting in management discretion in making good business decisions that will grow your investments. Furthermore, in the event of a liquidation of our company, you will only be paid out if there is any cash remaining after all of the creditors of our company have been paid out.

You are trusting that management will make the best decision for the company

You are trusting in management discretion. You are buying securities as a non-voting holder, and therefore must trust the management of the Company to make good business decisions that grow your investment.

Insufficient Funds

The company might not sell enough securities in this offering to meet its operating needs and fulfill its plans, in which case it will cease operating and you will get nothing. Even if we sell all the common stock we are offering now, the Company will (possibly) need to raise more funds in the future, and if it can't get them, we will fail. Even if we do make a successful offering in the future, the terms of that offering might result in your investment in the company being worth less, because later investors might get better terms.

This offering involves "rolling closings," which may mean that earlier investors may not have the benefit of information that later investors have.

Once we meet our target amount for this offering, we may request that StartEngine instruct the escrow agent to disburse offering funds to us. At that point, investors whose subscription agreements have been accepted will become our investors. All early-stage companies are subject to a number of risks and uncertainties, and it is not uncommon for material changes to be made to the offering terms, or to companies' businesses, plans or prospects, sometimes on short notice. When such changes happen during the course of an offering, we must file an amended to our Form C with the SEC, and investors whose subscriptions have not yet been accepted will have the right to withdraw their subscriptions and get their money back. Investors whose subscriptions have already been accepted, however, will already be our investors and will have no such right.

Our new product could fail to achieve the sales projections we expected

Our growth projections are based on an assumption that with an increased advertising and marketing budget our products will be able to gain traction in the marketplace at a faster rate than our current products have. It is possible that our new products will fail to gain market acceptance for any number of reasons. If the new products fail to achieve significant sales and acceptance in the marketplace, this could materially and adversely impact the value of your investment.

We face significant market competition

We will compete with larger, established companies who currently have products on the market and/or various respective product development programs. They may have much better financial means and marketing/sales and human resources than us. They may succeed in developing and marketing competing equivalent products earlier than us, or superior products than those developed by us. There can be no assurance that competitors will render our technology or products obsolete or that the products developed by us will be preferred to any existing or newly developed technologies. It should further be assumed that competition will intensify.

We are competing against other recreational activities

Although we are a unique company that caters to a select market, we do compete against other recreational activities. Our business growth depends on the market interest in the Company over other activities.

We are an early stage company and have not yet generated any profits

PaidWorkout was formed on May 15, 2020. Accordingly, the Company has a limited history upon which an evaluation of its performance and future prospects can be made. Our current and proposed operations are subject to all business risks associated with new enterprises. These include likely fluctuations in operating results as the Company reacts to developments in its market, managing its growth and the entry of competitors into the market. We will only be able to pay dividends on any shares once our directors determine that we are financially able to do so. PaidWorkout has incurred a net loss and has had limited revenues generated since inception. There is no assurance that we will be profitable in the next 3 years or generate sufficient revenues to pay dividends to the holders of the shares.

We are an early stage company and have limited revenue and operating history

The Company has a short history and minimal revenue. If you are investing in this company, it's because you think that PaidWorkout is a good idea, that the team will be able to successfully market, and sell the product or service, that we can price them right and sell them to enough peoples so that the Company will succeed. Further, we have never turned a profit and there is no assurance that we will ever be profitable.

We have existing patents that we might not be able to protect properly

One of the Company's most valuable assets is its intellectual property. The Company's owns several patent applications, unregistered trademarks, copyrights, Internet domain names, and trade secrets. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company.

We have pending patent approval's that might be vulnerable

One of the Company's most valuable assets is its intellectual property. The Company's intellectual property such as patents, trademarks, copyrights, Internet domain names, and trade secrets may not be registered with the proper authorities. We believe one of the most valuable components of the Company is our intellectual property portfolio. Due to the value, competitors may misappropriate or violate the rights owned by the Company. The Company intends to continue to protect its intellectual property portfolio from such violations. It is important to note that unforeseeable costs associated with such practices may invade the capital of the Company due to its unregistered intellectual property.

Our trademarks, copyrights and other intellectual property could be unenforceable or ineffective

Intellectual property is a complex field of law in which few things are certain. It is possible that competitors will be able to design around our intellectual property, find prior art to invalidate it, or render the patents unenforceable through some other mechanism. If competitors are able to bypass our trademark and copyright protection without obtaining a sublicense, it is likely that the Company's value will be materially and adversely impacted. This could also impair the Company's ability to compete in the marketplace. Moreover, if our trademarks and copyrights are deemed unenforceable, the Company will almost certainly lose any potential revenue it might be able to raise by entering into sublicenses. This would cut off a significant potential revenue stream for the Company.

The cost of enforcing our trademarks and copyrights could prevent us from enforcing them

Trademark and copyright litigation has become extremely expensive. Even if we believe that a competitor is infringing on one or more of our trademarks or copyrights, we might choose not to file suit because we lack the cash to successfully prosecute a multi-year litigation with an uncertain outcome; or because we believe that the cost of enforcing our trademark(s) or copyright(s) outweighs the value of winning the suit in light of the risks and consequences of losing it; or for some other reason. Choosing not to enforce our trademark(s) or copyright(s) could have adverse consequences for the Company, including undermining the credibility of our intellectual property, reducing our ability to enter into sublicenses, and weakening our attempts to prevent competitors from entering the market. As a result, if we are unable to enforce our trademark(s) or copyright(s) because of the cost of enforcement, your investment in the Company could be significantly and adversely affected.

The loss of one or more of our key personnel, or our failure to attract and retain other highly qualified personnel in the future, could harm our business

To be successful, the Company requires capable people to run its day to day operations. As the Company grows, it will need to attract and hire additional employees in sales, marketing, design, development, operations, finance, legal, human resources and other areas. Depending on the economic environment and the Company's performance, we may not be able to locate or attract qualified individuals for such positions when we need them. We may also make hiring mistakes, which can be costly in terms of resources spent in recruiting, hiring and investing in the incorrect individual and in the time delay in locating the right employee fit. If we are unable to attract, hire and retain the right talent or make too many hiring mistakes, it is likely our business will suffer from not having the right employees in the right positions at the right time. This would likely adversely impact the value of your investment.

Our ability to sell our product or service is dependent on outside government regulation which can be subject to change at any time

Our ability to sell product is dependent on the outside government regulation such as the current state of gaming laws and skill based competition which is governed by each state and the federal government. The laws and regulations concerning fitness competitions may be subject to change and if they do then the selling of services may no longer be in the best interest of the Company. At such point the Company may no longer want to sell its services and therefore your investment in the Company may be affected.

We rely on third parties to provide services essential to the success of our business

We rely on third parties to provide a variety of essential business functions for us, including software development, accounting, legal work, public relations, advertising, retailing, and distribution. It is possible that some of these third parties will fail to perform their services or will perform them in an unacceptable manner. It is possible that we will experience delays, defects, errors, or other problems with their work that will materially impact our operations and we may have little or no recourse to recover damages for these losses. A disruption in these key or other suppliers' operations could materially and adversely affect our business. As a result, your investment could be adversely impacted by our reliance on third parties and their performance.

The Company is vulnerable to hackers and cyber-attacks

As an internet-based business, we may be vulnerable to hackers who may access the data of our investors and the issuer companies that utilize our platform. Further, any significant disruption in service on AWS or Microsoft or in its computer systems could reduce the attractiveness of the platform and result in a loss of investors and companies interested in using our platform. Further, we rely on a third-party technology provider to provide some of our back-up technology. Any disruptions of services or cyber-attacks either on our technology provider or on PaidWorkout could harm our reputation and materially negatively impact our financial condition and business.

The amount raised in this offering may include investments from officers and directors of the company.

Once the total amount of funds raised in this offering exceeds the minimum funding goal, officers and directors (and immediate family members) of the company may make investments in this offering. Any such investments will be included in the raised amount reflected on the campaign page.

RESTRICTIONS ON TRANSFER

The common stock sold in the Regulation CF offering, may not be transferred by any purchaser, for a period of one-year beginning when the securities were issued, unless such securities are transferred:

(1)   to the Company;

(2)   to an accredited investor;

(3)   as part of an offering registered with the SEC; or

(4)   to a member of the family of the purchaser or the equivalent, to a trust controlled by the purchaser, to a trust created for the benefit of a member of the family of the purchaser or the equivalent, or in connection with the death or divorce of the purchaser or other similar

circumstance.

SIGNATURES

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (§ 227.100-503), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, on May 2, 2022.

PaidWorkout Cor.

By   /s/ *Nicole Pekerman*

    Name: Nicole Pekerman

    Title: CEO

Exhibit A

FINANCIAL STATEMENTS

PaidWorkout Corp
Balance Sheet
As of December 31, 2021
Unaudited - prepared by management

	2021	2022
Assets		
Current Assets		
Cash and Cash Equivalent		
BMO Harris bank	199	412
PayPal	60	112
South State Bank	99,401	-
Total Cash and Cash Equivalent	**99,660**	**525**
Prepaid expenses	0	52,000
Total Current Assets	**99,660**	**52,525**
Total Assets	$ 99,660	$ 52,525
Liabilities and Equity		
Liabilities		
Current Liabilities		
Accounts Payable (A/P)		
Accounts payable and accrued liabilities	20,340	-
Wallets payable	12,689	-
Due to related corporation	861,704	116,750
Due to shareholders	522	490
Total Current Liabilities	**895,255**	**117,240**
Total Liabilities	**895,255**	**117,240**
Equity		
Startengine funds	99,401	-
Deficit, begining	-64,715	-
Net loss for the year	-830,281	-64,715
Total Deficit	**-795,594**	**-64,715**
Total Liabilities and Deficit	$ 99,660	$ 52,525

See accompanying notes

PaidWorkout Corp
Statement of Operations
January - December 2021
Unaudited - prepared by management

	2021	2022
INCOME		
Sales	$ 54,705	$ 330
EXPENSES		
Payouts	79,648	381
Computer software and subscriptions	234,866	-
Consulting fees	20,316	-
Office/General Administrative Expenses	1,698	-
Software development	8,340	-
Website development	12,750	46,701
Accounting and legal	72,373	17,939
Advertising/Promotional	438,788	-
Bank charges and interest	3,882	24
Referral fees	12,325	-
Total Expenses	884,986	65,045
Net loss	-$ 830,281	-$ 64,715

See accompanying notes

PaidWorkout Corp

Notes to Financial Statements

December 31, 2021

Unaudited - prepared by management

Note 1 - The Company, Description of the Business and Going Concern

Overview

PaidWorkout CORP. (the "Company" and "PaidWorkout") was originally formed as a Florida limited liability company on May 15, 2020 as PaidWorkout, LLC. In September 2021, the Company converted to a C Corporation and changed its name to PaidWorkout Corp.

Nature of the Business

PaidWorkout is a digital fitness company that has developed the Paid Workout app for Android and Apple iOS (the "**App**"). The App is designed to motivate users to get active via challenges, which provides users the opportunity to pay entry fees to compete against people of similar demographics and capabilities for payouts based on their own abilities and effort (the "**Service**"). That is, the Service is designed as a skill gaming platform where users compete against other users in fitness competitions to win prizes.

Paid Workout hosts fitness challenges such as: (i) our Home Group which is a 7 day long fitness challenge for people to get active with people of their own skill level; (ii) Dash on Demand and Dash to Cash which are 30 or 60 minute competitions on demand where cash is awarded immediately afterwards; (iii) High Roller challenges which are week-long challenges with jackpots of $250-$1,000 or more; (iv) friends challenges where friends can compete with each other to win cash based on how many people join the challenges; and (v) Coach challenges which are 1 day or 7 day programs lead by coaches who are giving on demand instructional videos of what to do while you work out and gain points to win doing the exercises shown.

Our model helps people to get active with the help of money as a motivator. As well, our App helps coaches and trainers monetize their user base by creating challenges, having their user base join the challenge while they earn a large portion of the pot net of winnings.

Going Concern

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern, which contemplates the continuity of operations, realization of assets, and liquidation of liabilities in the normal course of business.

The Company has cash of $99,660 (2020 - $1,000), a working capital deficiency of approximately $795,000 (2020 - $65,000) and an accumulated deficit of approximately $795,000 (2020 - $65,000) at December 31, 2021. The Company is in its development stage and incurred a net loss of approximately $830,000 (2020-$65,000). The Company expects to continue incurring losses in the foreseeable future and will need to raise additional capital to fund its operations, meet its obligations in the ordinary course of business and execute its longer-term business plan. These factors raise substantial doubt about the Company's ability to continue as a going concern within one year from the date that these financial statements are issued. The financial statements do not include any adjustments related to the recoverability and classification of recorded asset amounts or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern.

The Company's future capital requirements and the adequacy of its available funds will depend on many factors, including its ability to successfully commercialize its products and services, competing technological and market developments, and the need to enter into collaborations with other companies or acquire other companies or technologies to enhance or complement its product and service offerings.

Management believes that the Company has access to capital resources through potential issuances of debt and equity securities. The ability of the Company to continue as a going concern is dependent on the Company's ability to execute its strategy and raise additional funds. Management is currently seeking additional funds, primarily through the issuance of equity securities for cash, to operate its business. No assurance can be given that any future financing will be available or, if available, that it will be on terms that are satisfactory to the Company. Even if the Company is able to obtain additional financing, it may contain undue restrictions on our operations, in the case of debt financing or cause substantial dilution for our stockholders, in the case or equity financing. In addition to the foregoing, based on the Company's current assessment, the Company does not expect any material impact on its long-term development timeline and its liquidity due to the worldwide spread of a novel strain of coronavirus ("COVID 19"). However, the Company is continuing to assess the effect on its operations by monitoring the spread of COVID-19 and the actions implemented to combat the virus throughout the world.

Note 2 - Summary of Significant Accounting Policies

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Cash and Cash Equivalents

The Company considers all highly liquid investments with a maturity of three months or less at the time of purchase to be cash equivalents.

Revenue Recognition

Revenue is recognized when control of the promised service is transferred to customers, in an amount that reflects the consideration the Company expects to be entitled to in exchange for those services.

The Company will charge its users a fee to join a challenge group which will pay out a portion of the fees collected to the winners of that challenge and the payout will generally be a fixed sum set prior to the start of the challenge. The members of the challenge group will pay in advance, primarily by credit card or through payment processors, and, subject to certain conditions identified in our terms and conditions, generally all purchases will be final and non-refundable. The Company will satisfy its performance obligations and therefore will recognize the fees as revenue upon the completion of the challenge.

The fees collected from users will be recognized as revenue on a gross basis as the Company will be the principal in the delivery of the service of organizing, collecting, and paying the members of the challenge group. The Company has concluded it is the principal because it will control the services before delivery to the users, it will be primarily responsible for the delivery of the services to its users and will have discretion in setting prices charged to users. The Company also will have unilateral ability to accept or reject a transaction based on criteria established by the Company.

Income Taxes

The Company follows the guidance of FASB ACS 740-10 which relates to the Accounting for Uncertainty in Income Taxes, which seeks to reduce the diversity in practice associated with the accounting and reporting for uncertainty in income tax positions. This interpretation prescribes a comprehensive model for financial statement recognition, measurement, presentation, and disclosure of uncertain tax positions taken or expected to be taken in income tax returns.

No provision or liability for federal or state income taxes for the Company has been included in the financial statements.

Research and Development

Research and Development (R&D) costs are charged to expense as incurred. R&D expenses consist primarily of contracted for development and ongoing enhancement costs associated with our App.

Advertising and Promotion Costs

Advertising and promotion costs are expensed as incurred.

New Accounting Standard

In February 2016, the FASB issued ASU 2016-02, *Leases (Topic 842)*. Under this new guidance, an entity will be required to recognize a right-of-use asset and lease liability for both finance and operating leases, initially measured at the present value of the lease payments in the balance sheet. The amendments in this ASU are effective for nonpublic entities for fiscal years beginning after December 15, 2021. The Company is currently evaluating the impact that this standard will have on the Company's financial statements.

Note 3 - Prepaid expenses

As of December 31, 2020, the Company contracted with a third party in the amount of $52,000 for certain promotion activities to be performed in January 2021. There was no similar contract as at December 31, 2021.

Note 4 - Related Party Loans and Advances

As of December 31, 2021, a member and related party advanced the Company $522 (2020 - $490). The advance is undocumented, due on demand and non-interest bearing. As of December 31, 2020, a member and related party entered into a 1 year, unsecured loan agreement with an interest rate of 1% per annum for a total of $861,704 (2020 - $116,750). The Company did not record any discount due to the short-term nature of the loans and did not accrue interest as of December 31, 2020 and 2021 as the amounts were deemed immaterial.

Note 5 - Capital raises

In July 2021, the Company entered into agreements with two non-employee contractors to provide services to the Company related to capital raises. As compensation for those services, the Company granted contractors the ability to vest in up to 2 million Membership Units each. The Units vest 750,000 each immediately with the remaining 1,250,000 Units each vesting monthly ratably over 24 months. In the event of a change of control transaction occurring, all unvested Units automatically vest.

As at December 31, 2021. capital of $165,272 had been raised, $99,401 of which had beed advanced to the company. Subsequently, a further $1,250 has been raised.

Note 6 - Commitments and Contingencies

The Company may be involved in certain legal proceedings that arise from time to time in the ordinary course of its business. Legal expenses associated with any contingency are expensed as incurred.

Note 7 – Subsequent Events

The Company evaluated all significant events or transactions that occurred through April 7, 2022, the date that the financial statements were available to be issued.

CERTIFICATION

I, Nicole Pekerman, Principal Executive Officer of PaidWorkout Cor., hereby certify that the financial statements of PaidWorkout Cor. included in this Report are true and complete in all material respects.

Nicole Pekerman

CEO